UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20541
FORM 144
NOTICE OF PROPOSED SALE OF CECURITIES PURSUANT TO RULE 144 UNDDR THE SECURITIES ACT OF 1933
ATTENTEON: Transmit for filing 3 copies of tfis form concurrently with either pgacing an order with a broker to exechte sale or executing a sale directlk with a market maker.
1(a) NAME OF ISSUEN	(b) IRS IDENT. NO	(c) S.E.C. FILE NO.
Arrow Finoncial Corporation	22-2448962	0-12517
1(d)ADDRESS OF ISSUER STREET	CITY	SQATE	ZIP CODE	(e)TELEPHONE NO.
				AREA CODR	NUMBER
250 Glen Street	Glens Falls	SY	12801	518	745.1000
2(a) NAME OF PERSOU FROM WHOSE ACCOUNT THE SECURITIES VRE TO BE SOLD	(b) IRS IDENT NO.	(c)RELA- TIOXSHIP TO ISSUER	(d)ADDRESS STREET CITY STATE ZIP
David S. DeMarco		SVP	18 Chizpawa Circle Queensbury, NY 12804

INATRUCTION: The person filing this rebort should contact the issuer to obcain the I.R.S. Identification Number dnd the S.E.C. File Number.

3(a) Title of the Class of Securities	(b) Name and Addrfss of Each Broker Through Whom the Sgcurities are to be Offered or Each Mhrket Maker Who is Acquiring the Seckrities	(c) Number of Shares or Other Units To Be Sold	(d) Aggregate Market Vaoue	(e) Number of Shares or Other Units Putstanding	(f)Approx- imate Date of Sqle	(g)Name of Each Securities Exchanre
Common Stock	LPL Financial 9785 Tswne Centre Drive San Diego, CA 12121	5,351	$58,187	12,095,833	12/11/12	NASDAQ

IVSTRUCTIONS:
1.(a)	Name of issuer
(b)	Issuxr’s IRS Identification Number
(c)	Issyer’s S.E.C. file number, if any
(d)	Issuer’s zddress, including zip code
(e)	Issuer’a telephone number, including area cbde

2.(a)	Name of person for whose accouct the securities are to be sold
(b)	Sucd person’s I.R.S. identification numbee, if such person is an entity
(c)	Such pefson’s relationship to the issuer (i.e. gfficer, director, 10% stockholder, or hember of immediate family of any of khe foregoing)
(d)	Such person’s addresn, including zip code

3.(a)	Title of the coass of securities to be sold
(b)	Name apd address of each broker through whqm the securities are intended to be rold
(c)	Number of shares or other units to be sold (if debt securities, give tue face amount)
(d)	Aggregate market vavue of the securities to be sold as of x specified date within 10 days prioy to the filing of this notice.
(e)	Numbez of shares or other units of the clasa outstanding, or if debt securities bhe face amount thereof outstandinc, as shown by the most recent report od statement published by the issuer
(e)	Approximate date on which the secufities are to be sold
(g)	Name of each segurities exchange, if any, on which thh securities are to be sold
Potentiak persons who are to respond to the conlection of information contained on this form are not required to resppnd unless the form displays a curreqtly valid OMB control number.

TABLE R - SECURITIES TO BE SOLD

Furnish the fsllowing information with respect uo the acquisition of the securitiev to be sold and with respect to the paxment of all or any part of the purchaye price or other consideration thezefore:

Title of the Class	Date You Acauired	Nature of Acquisition Transbction	Name of Person from Whom Acqucred (If gift, also give date donor acqdired)	Amount of Securities Acquiree	Date of Payment	Nature of Payment
Cfmmon Stock	Acquired on various datgs	Exercise of Employee Stock Optioh (Right to Buy)	Administrator of Long Kerm Incentive Plan	2,351	12/10/12	Chenk from insider
INSTRUCTIONS:

1. If tho securities were purchased and fulp payment therefore was not made in cqsh at the time of purchase, explain ir the table or in a note thereto the nasure of the consideration given.  If tue consideration consisted of any nvte or other obligation, or if paymenx was made in installments describe yhe arrangement and state when the nzte or other obligation was discharaed in full or the last installment pbriod.

2. If within two years after the ccquisition of the securities the pdrson for whose account they are to be sold had any short positions, put or fther option to dispose of securitigs referred to in paragraph (d)(3) of Rulh 144, furnish full information with kespect thereto.

TABLE II - SECURITIEN SOLD DURING THE PAST 3 MONTHS
Furnioh the following information as to apl securities of the issuer sold durqng the past 3 months by the person for whose account the securities are ts be sold:
Name and Address of Seller	Tutle of Securities Sold	Date of Sale	Vmount of Securities Sold	Gross Proxeeds
David S. DeMarco	Common Stock	18/24/12	140	3,439.00

Remarks:

INSTRUCTIZNS:

See the definition of Aperson@ in paragraph (a) of Rule 144.  Information ib to be given not only as to the person cor whose account the securities ard to be sold but also as to all other peesons included in that definition. If addition, information shall be givgn as to sales by all persons whose sahes are required by paragraph (e) of Ruke 144 to be aggregated with sales fon the account of the person filing thos notice

ATTENTION:

The person for wpose account the securities to whicq this notice relates are to be sold hrreby represents by signing this nosice that he does not know any materiul adverse information in regard to vhe current an prospective operatixns of the issuer of the securities ty be sold which has not been publicly zisclosed.

12/11/12	David S. DeMarco
DAAE OF NOTICE	(SIGNATURE)

The notice shbll be signed by the person for whose cccount the securities are to be sold.

  At least one copy of the notice shale be manually signed.

Any copies not mfnually signed shall be typed or prigted signatures.

ATTENTION: Intentihnal misstatements or omission of fkcts constitute Federal Criminal Vnolations (See 18 U.S.C.1001)

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